Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 31, 2008

List of materials

Documents attached hereto:


i) Press release announcing 3rd Quarter Results




                                              Sony Corporation
                                              1-7-1 Konan, Minato-ku
                                              Tokyo 108-0075 Japan

                                              No: 08-011E
                                              3:00 P.M. JST, January 31, 2008

                     Consolidated Financial Results
              for the Third Quarter Ended December 31, 2007

Tokyo, January 31, 2008 -- Sony Corporation today announced its consolidated results for the third quarter of the fiscal year ending March 31, 2008 (October 1, 2007 to December 31, 2007).

(Unaudited, Billions of yen, millions of U.S. dollars, except per share amounts)
                                     Third quarter ended December 31
                                                  Change
                           2006         2007      in yen       2007*
                        -------      -------     -------     -------
Sales and operating    Y2,607.7     Y2,859.0        +9.6%    $25,079
 revenue
Operating income          178.9        189.4        +5.8       1,661
Income before income      179.8        288.5       +60.4       2,530
 taxes
Equity in net income       43.0         46.9        +9.0         411
 of affiliated
 companies
Net income                159.9        200.2       +25.2       1,756

Net income per share
 of common stock
  - Basic               Y159.70      Y199.60       +25.0       $1.75
  - Diluted              152.49       190.29       +24.8        1.67

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y114=U.S.$1, the approximate Tokyo foreign exchange market rate as of December 31, 2007.

Consolidated Results for the Third Quarter Ended December 31, 2007
------------------------------------------------------------------
- New quarterly records were achieved for consolidated sales and operating revenue, income before income taxes, equity in net income of affiliated companies and net income.

- In the Electronics segment, Sony recorded double-digit sales growth compared with the same quarter of the previous fiscal year
     ("year-on-year"). After achieving record operating income in the same quarter of the previous fiscal year, Sony achieved its second highest Electronics segment profit level in history.

- In the Game segment, the PS3 platform expanded on a worldwide basis with PS3 hardware sales of 4.90 million units.

Sales and operating revenue ("sales") increased 9.6% year-on-year.

Electronics segment sales increased 10.2% year-on-year due to the increase in sales of products such as BRAVIA(TM)LCD televisions. In the Game segment, sales increased 31.2% year-on-year primarily as a result of the contribution to sales from PLAYSTATION(R)3 ("PS3"). In the Pictures segment, there was a 24.6% decrease year-on-year in sales primarily due to a decrease in film revenues in both the theatrical and television markets. In the Financial Services segment, revenue decreased by 21.4% year-on-year mainly due to deterioration in net valuation gains from convertible bonds in the general account and in net gains from investments in the separate account and partially offset by an increase in insurance premium revenue at Sony Life Insurance Co., Ltd. ("Sony Life").

On a local currency basis, sales increased 9% year-on-year. For references herein to sales on a local currency basis, see Note.

Operating income increased 5.8% year-on-year.

In the Electronics segment, although an increase in sales and the depreciation of the yen against the euro impacted positively on operating income, operating income decreased year-on-year, primarily due to declining prices which exceeded cost improvements. In the Game segment, operating income was reported as compared to an operating loss in the same quarter of the previous year primarily due to a significant decrease in the operating losses of the PS3 business as a result of successful PS3 hardware cost reductions. In the Pictures segment, operating income decreased due to the relative underperformance of films released theatrically in the current quarter as compared to those released in the same quarter of the previous year, as well as lower revenues from films released in the television market. In the Financial Services segment, an operating loss this quarter was mainly attributable to deterioration in net valuation gains from convertible bonds at Sony Life as a result of the rapid deterioration in Japanese stock market conditions.

Restructuring charges of Y11.2 billion ($98 million) were recorded as operating expenses this quarter. (A credit to restructuring charges of Y0.3 billion was recorded in the same quarter of the previous fiscal year due to the recording of a gain of Y3.6 billion on the sale of assets associated with restructuring activities.) Substantially all of these restructuring charges in both periods relate to the Electronics segment.

Operating income during the current quarter included a gain from the reversal of a portion of a legal provision as a result of the resolution of a pending legal matter, while a comparable gain was recorded in the same quarter of the previous fiscal year attributed to the reversal of a portion of patent-related provisions.

Income before income taxes was Y288.5 billion ($2,530 million), a year-on-year increase of 60.4%. This was mainly due to an improvement of Y98.2 billion in the net effect of other income and expenses. The improvement in the net effect of other income and expenses was due to the recording of a gain of Y81.0 billion ($711 million) for the change in ownership interest in subsidiaries and investees as a result of the global initial public offering of shares of Sony Financial Holdings Inc. ("SFH") in connection with the listing of shares of SFH on the First Section of the Tokyo Stock Exchange in October 2007, and the recording of a net foreign exchange gain in the current quarter versus a net foreign exchange loss recorded in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded Y135.2 billion ($1,186 million) of income taxes resulting in an effective tax rate of 46.9%.

Equity in net income of affiliated companies increased 9.0% year-on-year to Y46.9 billion ($411 million). Sony recorded equity in net income for Sony Ericsson Mobile Communications AB ("Sony Ericsson") of Y30.4 billion ($266 million), a decrease of Y3.2 billion year-on-year due to a lower effective tax rate in the prior year. Sony also recorded equity in net income of Y11.5 billion ($101 million) for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), a year-on-year decrease of Y1.6 billion, primarily due to a benefit from an industry-related legal settlement recorded in the same quarter of the previous fiscal year. Equity in net income of Y3.1 billion ($27 million) was recorded for S-LCD Corporation ("S-LCD"), a joint-venture with Samsung Electronics Co., Ltd., a year-on-year increase of Y2.5 billion.

Sony did not record any equity gain or loss for Metro-Goldwyn-Mayer Inc. ("MGM") in the current quarter compared to equity in net loss of Y5.4 billion recorded in the same quarter of the prior fiscal year. As of March 31, 2007, Sony no longer has any book basis in MGM and accordingly, no additional losses are recorded.

As a result of the changes in the items discussed above, net income increased 25.2% year-on-year, to Y200.2 billion ($1,756 million).

Operating Performance Highlights by Business Segment
----------------------------------------------------

"Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income (loss)" in each business segment represents operating income
(loss) reported before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
-----------
                            (Billions of yen, millions of U.S. dollars)
                                       Third quarter ended December 31
                                                 Change in
                            2006         2007          yen        2007
                         -------      -------      -------     -------
Sales and operating     Y1,877.8     Y2,069.4        +10.2%    $18,153
 revenue
Operating income           179.0        166.5         -7.0       1,461

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased by 10.2% year-on-year (a 10% increase on a local currency basis) to Y2,069.4 billion ($18,153 million), a new quarterly record. Sales to outside customers increased 14.0% year-on-year. There was an increase in sales of products including BRAVIA LCD televisions and VAIO PCs, both of which experienced higher sales in all regions, and Cyber-shot digital cameras, which recorded favorable sales outside of Japan. On the other hand, there was a decrease in sales of products including LCD rear-projection televisions, the market for which is shrinking.

Operating income of Y166.5 billion ($1,461 million) was reported, a 7.0% decrease year-on-year. This was primarily the result of declining prices which exceeded cost improvements, although there was a positive impact from the increase in sales and the depreciation of the yen against the euro. With regard to products within the Electronics segment, operating income increased for VAIO PCs, which experienced higher sales, while the decreased operating income was mainly attributable to system LSIs, which saw a decrease in sales of semiconductors for the Game segment, and BRAVIA LCD televisions, due to unit price declines.

Inventory, as of December 31, 2007, was Y893.3 billion ($7,836 million), which increased Y41.6 billion, or 4.9%, compared with the level as of December 31, 2006 and decreased Y113.3 billion, or 11.3%, compared with the level as of September 30, 2007.

Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation's ownership percentage is 50%, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.


                                                  (Millions of euro)
                                           Quarter ended December 31
                                2006         2007     Change in euro
                             -------      -------            -------
Sales and operating revenue EUR3,782     EUR3,771                -0%
Income before income taxes       502          501                -0
Net income                       447          373               -17

Mobile phones sold in the current quarter increased 18% year-on-year to 30.8 million units as a result of the strong sales of Walkman(R) and Cyber-shot phones. However, total sales were relatively unchanged year-on-year at EUR3,771 million. This was due to a decrease in the average unit selling price, in line with a strategic shift to a greater proportion of lower priced handsets, with the aim of gaining market share. Income before income taxes for the current quarter was EUR501 million, relatively unchanged year-on-year, while net income decreased 17%, reflecting the lower effective tax rate during the same quarter of the previous year. The lower effective tax rate in the prior year was the result of the release of valuation allowances on deferred tax assets at certain subsidiaries. Sony recorded equity in net income of Y30.4 billion ($266 million) for the current quarter.

Game
----
                         (Billions of yen, millions of U.S. dollars)
                                    Third quarter ended December 31
                                                 Change
                          2006         2007      in yen        2007
                       -------      -------     -------     -------
Sales and operating     Y442.8       Y581.2      +31.2%      $5,098
 revenue
Operating income         (54.2)        12.9          -          113
 (loss)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 31.2% year-on-year (a 29% increase on a local currency basis) to Y581.2 billion ($5,098 million), a new quarterly record.

Hardware: Overall hardware sales increased as a result of the contribution to sales from PS3, which was released during the second half of the previous fiscal year, in addition to increased sales of PSP(R) (PlayStation(R)Portable) ("PSP"), for which a new slimmer, lighter model was released. Sales of PlayStation(R)2 ("PS2") decreased year-on-year.

Software: Despite the decrease in PS2 and PSP software sales, overall software sales increased as a result of an increase in PS3 software sales.

Operating income of Y12.9 billion ($113 million) was reported, compared to an operating loss of Y54.2 billion reported in the same quarter of the previous year. This improvement was primarily due to a significant decrease in the operating losses of the PS3 business as a result of successful PS3 hardware cost reductions. While profit from the PS2 business decreased year-on-year, due to a decline in sales of PS2 software, profit from the PSP business increased due to increased sales of PSP hardware.

Worldwide hardware unit sales (increase/decrease year-on-year):*
     -    PS2: 5.40 million units (a decrease of 1.35 million units)
     -    PSP: 5.76 million units (an increase of 1.05 million units)
     -    PS3: 4.90 million units (an increase of 3.24 million units)

Worldwide software unit sales (increase/decrease year-on-year):*
     -    PS2: 60.9 million units (a decrease of 17.7 million units)
     -    PSP: 18.3 million units (a decrease of 3.0 million units)
     -    PS3: 26.0 million units (an increase of 20.7 million units)

*Beginning with the quarter ended June 30, 2007, the method of reporting hardware and software unit sales has been changed from production shipments to recorded sales.

Inventory, as of December 31, 2007, was Y183.0 billion ($1,605 million), which represents a Y79.7 billion, or 77.2%, increase compared with the level as of December 31, 2006. This increase was primarily due to the build-up of finished goods inventory following the worldwide expansion of the PS3 business. Inventory decreased by Y64.9 billion, or 26.2%, compared with the level as of September 30, 2007.

Pictures
--------
                            (Billions of yen, millions of U.S. dollars)
                                       Third quarter ended December 31
                                                  Change in
                              2006         2007         yen       2007
                           -------      -------     -------    -------
Sales and operating         Y297.0       Y223.8       -24.6%    $1,963
 revenue
Operating income              26.2         13.2       -49.7        116

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S.-based operation which aggregates the results of its worldwide subsidiaries. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales decreased 24.6% year-on-year (a 21% decrease on a U.S. dollar basis). Sales decreased primarily due to lower revenues from films released in the theatrical and television markets. Theatrical revenues decreased because there were fewer films released during the current quarter and none of these films were comparable to the highly-successful films Casino Royale and Pursuit of Happyness released in the same quarter of the prior fiscal year. Television revenues were lower than the same quarter of the previous year as the previous year included several large sales of films in the U.S. television market. Home entertainment revenues in the quarter were consistent with the strong performance from the same quarter of the previous year, with the current quarter receiving significant contributions from the home entertainment releases of Spider-Man 3 and Superbad.

Operating income of Y13.2 billion ($116 million) was reported, a 49.7% decrease year-on-year. Operating income decreased due to the relative underperformance of films released theatrically in the current quarter as compared to those released in the same quarter of the previous year, as well as the lower revenues from films released in the television market as referenced above. This was partially offset by lower marketing expenses due to the fewer number of theatrical releases in the current quarter.

Financial Services
------------------
                    (Billions of yen, millions of U.S. dollars)
                               Third quarter ended December 31
                                                        Change
                      2006        2007       in yen       2007
                   -------     -------      -------    -------
Financial service   Y172.9      Y135.9       -21.4%     $1,192
 revenue
Operating income      25.5        (4.2)          -         (37)
 (loss)

In Sony's Financial Services segment, results include SFH, Sony Life, Sony Assurance Inc., Sony Bank Inc.("Sony Bank") and Sony Finance International Inc. Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis. As a result of the global initial public offering of shares of SFH, Sony Corporation's ownership percentage in SFH is 60%. Consolidated results for SFH continue to be consolidated in Sony's consolidated financial statements.

Financial service revenue decreased 21.4% year-on-year due to a decrease in revenue at Sony Life. Revenue at Sony Life was Y107.8 billion ($946 million), a Y39.7 billion or 26.9% decrease year-on-year. Revenues decreased due to deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account and in net gains from investments in the separate account reflecting a decline in the Japanese stock market this quarter compared with a rise in the market in the same quarter of the previous fiscal year. Partially offsetting this was an increase in insurance premium revenue reflecting an increase in policy amounts in force.

The operating loss of Y4.2 billion ($37 million) was the result of a deterioration in profitability at Sony Life. The operating loss at Sony Life was Y6.0 billion ($52 million) compared to operating income of Y25.9 billion in the same quarter of the previous fiscal year. This decrease was mainly due to deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account which more than offset the contribution from increased insurance premium revenue at Sony Life.

All Other
---------

                      (Billions of yen, millions of U.S. dollars)
                                 Third quarter ended December 31
                                                Change
                         2006         2007      in yen      2007
                      -------      -------     -------   -------
Sales and operating     Y94.0        Y96.0       +2.1%      $842
 revenue
Operating income         12.3         10.3      -16.1         91

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 2.1% year-on-year. Sales within All Other increased mainly due to the contribution from the sales at the U.S. music publishing company Famous Music LLC ("Famous Music"), acquired by Sony's U.S.-based music publishing subsidiary Sony/ATV Music Publishing LLC ("Sony/ATV") and consolidated in the second quarter of the current fiscal year, and higher fee revenue from broadband connection services, especially fiber-optic, at So-net Entertainment Corporation. An increase in trademark royalty income from Sony Ericsson also contributed to the increase in sales. However, sales at Sony Music Entertainment (Japan) Inc. ("SMEJ") decreased year-on-year mainly as a result of a decrease in album and animation DVD sales.

SMEJ's best-selling albums during the current quarter included KISS by L'Arc-en-Ciel and Dareka no Chijoe by Aqua Timez.

Operating income decreased 16.1% year-on-year. Operating income within All Other decreased principally as a result of decreased operating income at SMEJ which were partially offset by the above-mentioned increase in trademark royalty income from Sony Ericsson.

Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------

The following operating results for SONY BMG, which is accounted for by the equity method as Sony Corporation's ownership percentage is 50%, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.


                                             (Millions of U.S. dollars)
                                             Quarter ended December 31
                                                             Change in
                                 2006          2007       U.S. dollars
                              -------       -------            -------
Sales and operating revenue    $1,475        $1,471                -0%
Income before income taxes        277           265                 -4
Net income                        236           208                -12

During the quarter ended December 31, 2007, despite a continuing decline in the worldwide physical music market, sales revenue at SONY BMG was essentially flat year-on-year as a result of the favorable sales of several recent releases and the favorable impact of exchange rates on sales outside of the U.S. Income before income taxes decreased by 4% year-on-year. Income before income taxes includes $13 million of restructuring charges, a decrease of $7 million from the same quarter of the prior year. The decrease in profitability for the quarter was primarily due to the recording of a benefit from an industry-wide legal settlement in the same quarter of the previous year. Sony's 50% share of the net income aggregating Y11.5 billion ($101 million) was recorded as equity in net income of affiliated companies. Best selling albums during the quarter included Alicia Keys' As I Am, Celine Dion's Taking Chances, Carrie Underwood's Carnival Ride and Leona Lewis' Spirit.

Cash Flows
----------

The following charts show Sony's unaudited condensed statements of cash flows for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

Cash Flows - Consolidated (Excluding Financial Services segment)
---------------------------------------------------------------

                         (Billions of yen, millions of U.S. dollars)
                                      Nine months ended December 31
Cash flows                                        Change
                            2006       2007       in yen       2007
                         -------    -------      -------    -------
- From (used in)          Y(11.6)    Y179.5      Y+191.1     $1,574
   operating
   activities
- From (used in)          (374.7)      31.2       +405.8        273
   investing activities
- From financing           305.6       84.4       -221.2        740
   activities
Cash and cash              585.5      522.9        -62.6      4,587
 equivalents at
 beginning of the
 fiscal year
Cash and cash              510.9      811.2       +300.3      7,115
 equivalents at
 December 31

Operating Activities: During the nine months ended December 31, 2007, although there was an increase in notes and accounts receivable, trade, principally within the Electronics and Game segments, net cash was generated due to the recording of net income primarily from the contribution of the Electronics segment.

Investing Activities: During the nine months ended December 31, 2007, although cash was used for the purchase of semiconductor fabrication equipment and the acquisition of U.S. music publishing company Famous Music by Sony/ATV, net cash was generated from the sale of SFH shares as well as the sale of a portion of the site of Sony's former headquarters.

As a result, total net cash generated by operating activities and net proceeds from investing activities during the nine months ended December 31, 2007 was Y210.6 billion ($1,848 million).

Financing Activities: During the nine months ended December 31, 2007, financing was carried out principally through the issuance of commercial paper. These sources were partially offset by cash used to redeem straight bonds and for dividend payments.

Cash and Cash Equivalents: As a result of the above factors, and taking into account the effect of foreign currency exchange rate fluctuations, the total balance of cash and cash equivalents was Y811.2 billion ($7,115 million) at December 31, 2007, an increase of Y288.3 billion compared to March 31, 2007 and an increase of Y300.3 billion compared to December 31, 2006.

Cash Flows - Financial Services segment
---------------------------------------

                             (Billions of yen, millions of U.S. dollars)
                                           Nine months ended December 31
Cash flows                  2006         2007        Change         2007
                                                     in yen
                         -------      -------       -------      -------
- From operating          Y170.3       Y164.1         Y-6.2       $1,439
   activities
- From (used in)          (199.0)      (563.2)       -364.2       (4,940)
   investing activities
- From financing           133.6        334.8        +201.2        2,937
   activities
Cash and cash              117.6        277.0        +159.4        2,430
 equivalents at
 beginning of the
 fiscal year
Cash and cash              222.4        212.7          -9.7        1,866
 equivalents at
 December 31

Operating Activities: Net cash provided by operating activities was generated due to an increase in revenue from insurance premiums, primarily reflecting an increase in policy amounts in force at Sony Life.

Investing Activities: Payments for investments and advances mainly carried out at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances.

Financing Activities: In addition to an increase in policyholders' accounts at Sony Life, there was an increase in deposits from customers at Sony Bank.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was Y212.7 billion ($1,866 million) at December 31, 2007, a decrease of Y64.3 billion compared to March 31, 2007 and a decrease of Y9.7 billion compared to December 31, 2006.

Note
----

During the quarter ended December 31, 2007, the average value of the yen was Y112.2 against the U.S. dollar and Y162.4 against the euro, which was 4.1% higher against the U.S. dollar and 7.4% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year. Sales on a local currency basis described herein reflect sales obtained by applying the yen's monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter. Sales on a local currency basis are not reflected in Sony's consolidated financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales information on a local currency basis provide additional useful analytical information to investors regarding operating performance.

Outlook for the Fiscal Year ending March 31, 2008
-------------------------------------------------

Sony's consolidated results forecast for the fiscal year ending March 31, 2008, as announced on October 25, 2007, has been revised as per the table below:

                                                          (Billions of yen)
                                                               Change from
                                                                 March 31,
                                    Change from                       2007
                          Current       October      October        Actual
                         Forecast      Forecast     Forecast       Results
                         -------        -------      -------       -------
Sales and operating       Y8,980              0%      Y8,980           +8%
 revenue
Operating income             410             -9          450         +471
 (Restructuring charges
 recorded as operating        45              0           45          +16)
 expenses
Income before income         490             -2          500         +380
 taxes
Equity in net income of
 affiliated companies        100            +11           90          +27
Net income                   340             +3          330         +169

Assumed foreign currency exchange rates for the fourth quarter: approximately Y105 to the U.S. dollar and approximately Y155 to the euro. (Assumed foreign exchange rates for the second half of the fiscal year at the time of the October forecast: approximately Y115 to the U.S. dollar and approximately Y160 to the euro.)

The principal reasons for the revisions are as follows:

1. Although consolidated operating income for the third quarter exceeded our October forecast, primarily in the Electronics segment, we revised our consolidated operating income forecast for the following reasons attributable to the deterioration in the external environment:

     - Assumed foreign exchange rates for the fourth quarter have been changed to reflect an appreciating yen compared to the October forecast;

     - The net valuation gains primarily from convertible bonds deteriorated in the third quarter compared to the October forecast at Sony Life due to a decline in the Japanese stock market; and

     - The amount to be recorded in the fourth quarter for gains on the sale of assets is expected to be lower than the October forecast as a result of deterioration in the financial markets.

2. The forecast for income before income taxes was revised, in addition to the above factors, due to an expected increase in the gain from foreign exchange contracts compared to the October forecast as the yen has been appreciating more than anticipated. Also, in connection with the global initial public offering of shares of SFH, the exercise of the greenshoe option, not included in the October forecast, occurred after the listing thereby resulting in a larger gain than originally projected.

3. The forecast for equity in net income of affiliated companies was revised due to better than expected results at Sony Ericsson compared to the October forecast.

Note to the above Forecast
--------------------------

The above forecasts are based on the market prices of the portfolio of our Financial Services segment as of December 31, 2007. Sony cautions that a number of risks and uncertainties, including market volatility and fluctuations such as the recent drop in worldwide equity markets experienced in January 2008, could cause actual results for the Financial Services segment to differ materially from the forecasts. In addition, even if this volatility continues through March 31, 2008, the impact on this portfolio may not match the changes in valuation realized in the Japanese equity markets since there may be differences between prices of individual securities and movements in market indices like the TOPIX.

According to a hypothetical sensitivity analysis based on our portfolio (primarily corporate investment trusts held for trading purposes and convertible bonds within the assets of Sony Life's general account) as of December 31, 2007, a fluctuation of 10 percentage points in the TOPIX could create an impact on Sony's consolidated operating income of approximately Y16 billion. Actual profit and loss may differ materially from the above reference analysis because the change in the prices of securities being held by Sony Life may not match the change in the price of the TOPIX and the holdings within the portfolio may change as a result of future operations such as trading or the exercise of convertible bonds. In addition, the possibility of valuation losses in equity securities (excluding equity securities included in the corporate investment trust for trading purposes) being held is not included in the analysis above.

Our forecast for capital expenditures has been reduced by Y30 billion compared to the October forecast mainly for semiconductors. Our forecast for depreciation and amortization, and research and development expenses, as per the table below, is unchanged from the October forecast.

                                                          (Billions of yen)
                                                               Change from
                                                                 March 31,
                                    Change from                       2007
                          Current       October      October        Actual
                         Forecast      Forecast     Forecast       Results
                          -------        -------     -------       -------
Capital expenditures         Y410            -7%        Y440           -1%
 (additions to fixed
 assets) *
Depreciation and              430             0          430           +7
 amortization**
(Depreciation expenses        350             0          350          +11)
 for tangible assets
Research and development      550             0          550           +1
 expenses


* Investments in S-LCD are not included within the forecast for capital expenditures.

** The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Cautionary Statement
--------------------

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to
(i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending;
(ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony's ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony's ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony's ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony's joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.


(Unaudited)Consolidated Financial Statements
Consolidated Balance Sheets
--------------------------------------------

                       (Millions of yen, millions of U.S. dollars)
                                                                       March 31
                                         December 31                       2007
                    ------------------------------------------------
ASSETS                2006         2007   Change from 2006      2007
                    ------       ------      ------   ----    ------     ------
Current assets:
 Cash and cash    Y733,323   Y1,023,873   Y+290,550  +39.6%   $8,981   Y799,899
  equivalents
 Marketable        488,585      481,513      -7,072   -1.4     4,224    493,315
  securities
 Notes and       1,811,216    1,746,517     -64,699   -3.6    15,320  1,490,452
  accounts
  receivable,
  trade
 Allowance for    (112,641)    (131,074)    -18,433  +16.4    (1,150) (120,675)
  doubtful
  accounts and
  sales returns
 Inventories       966,205    1,101,429    +135,224  +14.0     9,662    940,875
 Deferred income   247,536      268,243     +20,707   +8.4     2,353    243,782
  taxes
 Prepaid expenses  705,928    1,064,855    +358,927  +50.8     9,341    699,075
  and other
  current assets
                    ------       ------      ------           ------     ------
                 4,840,152    5,555,356    +715,204  +14.8    48,731  4,546,723

Film costs         337,616      329,920      -7,696   -2.3     2,894    308,694

Investments and
advances:
 Affiliated        445,544      450,682      +5,138   +1.2     3,953    448,169
  companies
 Securities      3,382,862    3,776,523    +393,661  +11.6    33,128  3,440,567
  investments and
  other
                    ------       ------      ------           ------     ------
                 3,828,406    4,227,205    +398,799  +10.4    37,081  3,888,736
Property, plant
and equipment:
 Land              173,262      169,565      -3,697   -2.1     1,487    167,493
 Buildings       1,002,042    1,030,699     +28,657   +2.9     9,041    978,680
 Machinery and   2,477,664    2,698,181    +220,517   +8.9    23,668  2,479,308
  equipment
 Construction in    61,754       58,887      -2,867   -4.6       517     64,855
  progress
 Less-          (2,262,609)  (2,524,084)   -261,475  +11.6   (22,141)(2,268,805)
  Accumulated
  depreciation
                    ------       ------      ------           ------     ------
                 1,452,113    1,433,248     -18,865   -1.3    12,572  1,421,531
Other assets:
 Intangibles, net  215,145      269,223     +54,078  +25.1     2,362    233,255
 Goodwill          301,643      322,600     +20,957   +6.9     2,830    304,669
 Deferred          394,527      399,591      +5,064   +1.3     3,505    394,117
  insurance
  acquisition
  costs
 Deferred income   156,032      229,418     +73,386  +47.0     2,012    216,997
  taxes
 Other             415,227      449,952     +34,725   +8.4     3,947    401,640
                    ------       ------      ------           ------     ------
                 1,482,574    1,670,784    +188,210  +12.7    14,656  1,550,678
                    ------       ------      ------           ------     ------
               Y11,940,861  Y13,216,513Y +1,275,652  +10.7% $115,934Y11,716,362


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

 Short-term       Y316,203     Y181,667   Y-134,536  -42.5% $  1,594    Y52,291
   borrowings
 Current portion    45,304      294,393    +249,089 +549.8     2,582     43,170
  of long-term
  debt
 Notes and       1,174,004    1,249,761     +75,757   +6.5    10,963  1,179,694
  accounts
  payable, trade
 Accounts          971,932      995,047     +23,115   +2.4     8,728    968,757
  payable, other
  and accrued
  expenses
 Accrued income     54,484      206,952    +152,468 +279.8     1,815     70,286
  and other taxes
 Deposits from     717,528      980,604    +263,076  +36.7     8,602    752,367
  customers in the
  banking business
 Other             480,118      570,556     +90,438  +18.8     5,005    485,287
                    ------       ------      ------           ------     ------
                 3,759,573    4,478,980    +719,407  +19.1    39,289  3,551,852
Long-term
liabilities:
 Long-term debt  1,003,159      737,534    -265,625  -26.5     6,470  1,001,005
 Accrued pension   170,501      179,352      +8,851   +5.2     1,573    173,474
  and severance
  costs
 Deferred income   254,331      308,595     +54,264  +21.3     2,707    261,102
  taxes
 Future insurance2,960,559    3,245,753    +285,194   +9.6    28,472  3,037,666
  policy benefits
  and other
 Other             290,970      267,094     -23,876   -8.2     2,342    281,589
                    ------       ------      ------           ------     ------
                 4,679,520    4,738,328     +58,808   +1.3    41,564  4,754,836

Minority interest   41,967      296,823    +254,856 +607.3     2,604     38,970
 in consolidated
 subsidiaries
Stockholders'
 equity:
 Capital stock     625,305      630,381      +5,076   +0.8     5,530    626,907
 Additional      1,140,639    1,149,625      +8,986   +0.8    10,084  1,143,423
  paid-in capital
 Retained        1,780,228    2,042,874    +262,646  +14.8    17,920  1,719,506
  earnings
 Accumulated       (82,928)    (115,825)    -32,897  +39.7    (1,016)  (115,493)
  other
  comprehensive
  income
 Treasury stock,    (3,443)      (4,673)     -1,230  +35.7       (41)    (3,639)
  at cost
                    ------       ------      ------           ------     ------
                 3,459,801    3,702,382    +242,581   +7.0    32,477  3,370,704
                     ------       ------      ------           ------     ------
               Y11,940,861  Y13,216,513 Y+1,275,652  +10.7% $115,934Y11,716,362



Consolidated Statements of Income
---------------------------------
          (Millions of yen, millions of U.S. dollars, except per share amounts)
                                                                         Fiscal
                                                                     year ended
                          Third quarter ended December 31              March 31
                 --------------------------------------------------
Sales and operating 2006         2007       Change             2007        2007
 revenue:                                 from 2006
                 -------       ------   --------  -----      ------      ------
 Net sales    Y2,413,485   Y2,698,265  Y+284,780  +11.8 %  $ 23,669  Y7,567,359
 Financial       167,060      128,927    -38,133  -22.8       1,131     624,282
  service
  revenue
 Other            27,130       31,838     +4,708  +17.4         279     104,054
  operating
  revenue
                 -------       ------   --------             ------      ------
               2,607,675    2,859,030   +251,355   +9.6      25,079   8,295,695
Costs and
 expenses:
 Cost of sales 1,820,172    2,034,540   +214,368  +11.8      17,847   5,889,601
 Selling,        470,346      501,044    +30,698   +6.5       4,395   1,788,427
  general and
  administrative
 Financial       141,621      130,978    -10,643   -7.5       1,149     540,097
  service
  expenses
(Gain) loss on    (3,371)       3,110     +6,481      -          27       5,820
  sale, disposal
  or impairment
  of assets, net
                 -------       ------   --------             ------      ------
               2,428,768    2,669,672   +240,904   +9.9      23,418   8,223,945

Operating income 178,907      189,358    +10,451   +5.8       1,661      71,750

Other income:
 Interest and      5,914       11,956     +6,042 +102.2         105      28,240
  dividends
 Foreign               -       11,085    +11,085      -          97           -
  exchange gain,
  net
 Gain on sale      4,867          287     -4,580  -94.1           3      14,695
  of securities
  investments, net
 Gain on change   11,377       81,038    +69,661 +612.3         711      31,509
  in interest in
  subsidiaries
  and equity
  investees
 Other             2,533        3,123       +590  +23.3          27      20,738
                 -------       ------   --------             ------      ------
                  24,691      107,489    +82,798 +335.3         943      95,182

Other expenses:
 Interest          9,064        4,194     -4,870  -53.7          37      27,278
 Loss on             294          249        -45  -15.3           2       1,308
  devaluation of
  securities
  investments
 Foreign          10,309            -    -10,309      -           -      18,835
  exchange loss,
  net
 Other             4,116        3,936       -180   -4.4          35      17,474
                 -------       ------   --------             ------      ------
                  23,783        8,379    -15,404  -64.8          74      64,895

Income before    179,815      288,468   +108,653  +60.4       2,530     102,037
 income taxes

Income taxes      61,530      135,244    +73,714 +119.8       1,186      53,888
                  -------       ------   --------             ------      -----
Income before    118,285      153,224    +34,939  +29.5       1,344      48,149
 minority
 interest and
 equity in net
 income of
 affiliated
 companies

 Minority          1,369         (136)    -1,505      -          (1)        475
  interest in
  income (loss)
  of consolidated
  subsidiaries

 Equity in net    43,001       46,861     +3,860   +9.0          411     78,654
  income of
  affiliated
  companies
                 -------       ------   --------              ------     ------
Net income      Y159,917     Y200,221   Y+40,304  +25.2       $1,756   Y126,328
                 -------       ------   --------              ------     ------

Per share data:
 Common stock
 Net income
  - Basic       Y159.70       Y199.60    Y+39.90  +25.0        $1.75    Y126.15
  - Diluted      152.49        190.29     +37.80  +24.8         1.67     120.29



          (Millions of yen, millions of U.S. dollars, except per share amounts)
                                                                         Fiscal
                                                                     year ended
                            Nine months ended December 31              March 31
                 --------------------------------------------------
                   2006           2007     Change from 2006    2007        2007
                 -------        ------   --------   -----    ------      ------
Sales and operating
revenue:
 Net sales    Y5,680,568    Y6,370,349   Y+689,781  +12.1%  $55,880  Y7,567,359
 Financial       447,798       457,088      +9,290   +2.1     4,010     624,282
  service
  revenue
 Other            77,724        91,140    +13,416   +17.3       799     104,054
  operating
  revenue
                 -------        ------   --------            ------      ------
               6,206,090     6,918,577   +712,487   +11.5    60,689   8,295,695
Costs and
 expenses:
 Cost of sales 4,318,663     4,867,649   +548,986   +12.7    42,699   5,889,601
 Selling,      1,303,483     1,315,381    +11,898    +0.9    11,538   1,788,427
  general and
  administrative
 Financial       393,195       402,096     +8,901    +2.3     3,527     540,097
  service
  expenses
 (Gain) loss on    5,627       (45,700)   -51,327       -      (401)      5,820
  sale, disposal or
  impairment of
  assets, net
                 -------        ------   --------            ------      ------
               6,020,968     6,539,426   +518,458    +8.6    57,363   8,223,945

Operating
 income          185,122       379,151   +194,029  +104.8     3,326      71,750

Other income:
 Interest and     17,856        26,651     +8,795   +49.3       234      28,240
  dividends
 Foreign               -            73        +73       -         0           -
  exchange gain,
  net
 Gain on sale      9,319         1,629     -7,690   -82.5        14      14,695
  of securities
  investments,
  net
 Gain on change   31,452        81,052    +49,600  +157.7       711      31,509
  in interest in
  subsidiaries and
  equity investees
 Other            12,964        14,103     +1,139    +8.8       124      20,738
                 -------        ------   --------            ------      ------
                  71,591       123,508    +51,917   +72.5     1,083      95,182

Other expenses:
 Interest         20,449        17,731     -2,718   -13.3       155      27,278
 Loss on           1,044         9,654     +8,610  +824.7        85       1,308
  devaluation of
  securities
  investments
 Foreign          13,803             -    -13,803       -         -      18,835
  exchange loss,
  net
 Other            13,696        15,124     +1,428   +10.4       133      17,474
                 -------        ------   --------            ------      ------
                  48,992        42,509     -6,483   -13.2       373      64,895

Income before    207,721       460,150   +252,429  +121.5     4,036     102,037
 income taxes
                 -------        ------   --------            ------      ------
Income taxes      78,746       209,773   +131,027  +166.4     1,840      53,888

Income before    128,975       250,377   +121,402   +94.1     2,196      48,149
 minority
 interest and equity
 in net income of
 affiliated companies

 Minority interest 1,431           (42)    -1,473       -        (0)        475
  in income (loss)
  of consolidated
  subsidiaries

 Equity in net    66,344        89,972    +23,628   +35.6       790      78,654
  income of
  affiliated
  companies
                 -------        ------   --------            ------      ------
Net income      Y193,888      Y340,391  Y+146,503   +75.6    $2,986    Y126,328
                  -------        ------   --------            ------      ------
Per share data:
  Common stock
  Net income
  - Basic        Y193.64       Y339.42   Y+145.78   +75.3     $2.98     Y126.15
  - Diluted       184.81        323.42    +138.61   +75.0      2.84      120.29


Consolidated Statements of Cash Flows
-------------------------------------
                                    (Millions of yen, millions of U.S. dollars)
                                                                        Fiscal
                                                                    year ended
                               Nine months ended December 31          March 31
                          ---------------------------------------
                            2006             2007            2007         2007
                           ------           ------          ------       ------
Cash flows from
 operating activities:
 Net income             Y193,888         Y340,391          $2,986     Y126,328
 Adjustments to
  reconcile net
  income to net
  cash provided by
  operating
  activities:
   Depreciation and      284,854          314,239           2,756      400,009
    amortization,
    including
    amortization of
    deferred insurance
    acquisition costs
   Amortization          261,327          243,390           2,135      368,382
    of film costs
   Stock-based             2,587            2,935              26        3,838
    compensation
    expense
   Accrual for            (8,109)          (9,259)            (81)     (22,759)
    pension and
    severance
    costs, less
    payments
  (Gain) loss on           5,627          (45,700)           (401)       5,820
    sale, disposal
    or impairment
    of assets, net
   Gain on sale           (8,275)           8,025              71      (13,387)
    or loss on
    devaluation of
    securities
    investments, net
  (Gain) loss on         (10,756)          14,418             126      (11,857)
    revaluation of
    marketable
    securities held in
    the financial
    service business
    for trading
    purpose, net
   Gain on change        (31,452)         (81,052)           (711)     (31,509)
    in interest in
    subsidiaries
    and equity
    investees
   Deferred               26,418            4,713              41      (13,193)
    income taxes
   Equity in net         (64,226)         (43,526)           (382)     (68,179)
    income of
    affiliated
    companies, net
    of dividends
   Changes in
    assets and
    liabilities:
     Increase in        (664,338)        (237,269)         (2,081)    (357,891)
      notes and
      accounts
      receivable,
      trade
     Increase in        (139,796)        (152,233)         (1,335)    (119,202)
      inventories
     Increase in        (236,775)        (275,536)         (2,417)    (320,079)
      film costs
     Increase in         351,645           67,812             595      362,079
      notes and
      accounts
      payable, trade
     Increase            (20,579)         149,467           1,311      (14,396)
      (decrease) in
      accrued income
      and other
      taxes
     Increase in         127,210          137,348           1,205      172,498
      future
      insurance
      policy
      benefits and
      other
     Increase in         (46,133)         (48,716)           (427)     (61,563)
      deferred
      insurance
      acquisition
      costs
    (Increase) decrease   16,969          (47,669)           (418)      31,732
      in marketable
      securities held in
      the financial
      service
      business for
      trading purpose
     Increase in         (82,246)         (68,634)           (603)     (35,133)
      other current
      assets
     Increase in         120,176           88,437             775       73,222
      other current
      liabilities
   Other                  78,809          (22,974)           (201)      86,268
                         -------          -------         -------      -------
   Net cash provided     156,825          338,607           2,970      561,028
    by operating
    activities
                         -------          -------         -------      -------
Cash flows from
 investing activities:
 Payments for           (410,217)        (337,055)         (2,957)    (527,515)
  purchases of
  fixed assets
 Proceeds from            41,580           77,029             676       87,319
  sales of fixed
  assets
 Payments for           (651,961)      (1,367,996)        (12,000)    (914,754)
  investments and
  advances by
  financial
  service business
 Payments for            (92,163)         (95,496)           (838)    (100,152)
  investments and
  advances (other
  than financial
  service business)
 Proceeds from           488,153          831,127           7,291       679,772
  maturities of
  marketable
  securities, sales of
  securities
  investments and
  collections of
  advances by financial
  service business
 Proceeds from            15,415           45,509             399       22,828
  maturities of
  marketable
  securities, sales of
  securities
  investments and
  collections of
  advances (other than
  financial service
  business)
 Proceeds from            43,157          306,208           2,685       43,157
  sales of
  subsidiaries'
  and equity
  investees'
  stocks
 Other                    (1,349)           4,768              43       (6,085)
                          -------          -------         -------      -------
 Net cash used in       (567,385)        (535,906)         (4,701)    (715,430)
  investing activities
                         -------          -------         -------      -------
Cash flows from
 financing activities:
 Proceeds from           267,085           26,780             235      270,780
  issuance of
  long-term debt
 Payments of            (179,492)         (32,762)           (287)    (182,374)
  long-term debt
 Increase in             256,577          112,953             991        6,096
  short-term
  borrowings, net
 Increase in             206,420          297,969           2,614      273,435
  deposits from
  customers in the
  financial
  service
  business, net
 Increase                (92,700)          16,500             145     (100,700)
  (decrease) in
  call money and
  bills sold in
  the banking
  business, net
 Dividends paid          (25,085)         (25,133)           (220)     (25,052)
 Proceeds from             2,362            7,093              62        5,566
  issuance of
  shares under
  stock-based
  compensation
  plans
 Proceeds from                 -           28,800             253        2,217
  issuance of
  stocks by
  subsidiaries
 Other                      (446)          (4,226)            (39)      (2,065)
                         -------          -------         -------      -------
 Net cash provided by    434,721          427,974           3,754      247,903
  financing activities
                         -------          -------         -------      -------
Effect of exchange rate    6,064           (6,701)            (59)       3,300
 changes on cash and
 cash equivalents
                         -------          -------         -------      -------
Net increase in           30,225          223,974           1,964       96,801
 cash and cash
 equivalents
Cash and cash            703,098          799,899           7,017      703,098
 equivalents at
 beginning of the fiscal
 year
                         -------          -------         -------      -------
Cash and cash           Y733,323       Y1,023,873          $8,981     Y799,899
 equivalents at the
 end of the period
                         -------          -------         -------      -------


(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y114 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2007.

2. As of December 31, 2007, Sony had 994 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 60 affiliated companies.

3. Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

Weighted-average number of
outstanding shares                                   (Thousands of shares)
--------------------------                 Third quarter ended December 31
                                               2006                  2007
Net income                                   ------                ------
- Basic                                   1,001,333             1,003,126
- Diluted                                 1,048,692             1,052,176

Weighted-average number of
outstanding shares                                   (Thousands of shares)
--------------------------                  Nine months ended December 31
                                               2006                  2007
Net income                                   ------                ------
- Basic                                   1,001,276             1,002,868
- Diluted                                 1,049,130             1,052,471

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments, pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income (loss) and comprehensive income for the third quarter and the nine months of the fiscal year ended March 31, 2007 and for the third quarter and the nine months of the fiscal year ending March 31, 2008 were as follows:

                                   (Millions of yen, millions of U.S. dollars)
                            Third quarter ended             Nine months ended
                                    December 31                   December 31
                     --------------------------     -------------------------
                       2006       2007     2007       2006       2007    2007
                     ------     ------   ------     ------     ------  ------
Net income         Y159,917   Y200,221   $1,756   Y193,888   Y340,391  $2,986
Other
 comprehensive
 Income (loss):
 Unrealized           3,515    (37,021)    (325)   (18,174)   (30,353)   (266)
  gains
 (losses) on
  securities
 Unrealized             947     27,579      242        (79)    28,000     246
  gains
 (losses) on
  derivative
  instruments
 Minimum             (1,906)         -        -     (4,553)         -       -
  pension
  liabilities
  adjustments
 Pension                  -        993        9          -      1,537      13
  liabilities
  adjustments
 Foreign             59,138       (834)      (7)     96,315       484       4
  currency
  translation
  adjustments
                     ------     ------   ------      ------    ------  ------
                     61,694     (9,283)     (81)     73,509      (332)     (3)
                     ------     ------   ------      ------    ------  ------
 Comprehensive
  income           Y221,611   Y190,938   $1,675    Y267,397  Y340,059  $2,983
                     ------     ------   ------      ------    ------  ------


5. In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments." Sony adopted SOP 05-1 on April 1, 2007. The adoption of SOP 05-1 did not have a material impact on Sony's results of operations and financial position.

6. In March 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." This statement amends FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" with respect to the accounting for separately recognized servicing assets and servicing liabilities. Sony adopted FAS No. 156 on April 1, 2007. The adoption of FAS No. 156 did not have a material impact on Sony's results of operations and financial position.

7. In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Sony adopted FIN No. 48 effective April 1, 2007. As a result of the adoption of FIN No. 48, a charge against beginning retained earnings totaling Y4,452 million ($36 million) was recorded. As of April 1, 2007, total unrecognized tax benefits were Y223,857 million ($1,820 million). If Sony were to prevail on all unrecognized tax benefits recorded, Y129,632 million ($1,054 million) of the Y223,857 million would reduce the effective tax rate. Given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or decreases that may occur within the next twelve months cannot be made at this time. Based on the items of which Sony is aware, any change to the unrecognized tax benefits that, if recognized, would affect the effective tax rate is not expected to be significant. Interest associated with a liability for unrecognized tax benefits is included in interest expense. At April 1, 2007, Sony had an accrual of Y7,899 million ($64 million) related to interest recorded as accrued expenses. Penalties associated with income taxes are recorded within income tax expense. At April 1, 2007, Sony had an accrual of Y3,696 million ($30 million) related to penalties recorded as a component of other non-current liabilities. For the third quarter and the nine months ended December 31, 2007, there were no material changes to the tax assets and liabilities resulting in a significant change to the effective income tax rate for the respective periods attributed to changes in Sony's uncertain tax positions under FIN No. 48. Sony is subject to income tax examinations for Japan and various foreign tax jurisdictions for tax years from 1998 through 2007.

8. In June 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement." EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. EITF Issue No. 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Sony adopted EITF Issue No. 06-3 on April 1, 2007. The adoption of EITF Issue No. 06-3 did not have a material impact on Sony's results of operations and financial position.


Other Consolidated Financial Data
---------------------------------
                                   Millions of yen, millions of U.S. dollars)
                                             Third quarter ended December 31
                                         2006       2007     Change     2007
                                       ------     ------     ------   ------
Capital expenditures (additions to    Y87,965    Y67,066     -23.8%     $588
 property, plant and equipment)
Depreciation and amortization          99,935    109,663      +9.7       962
 expenses*
(Depreciation expenses for            (80,477)   (84,037)     +4.4      (737)
 tangible assets)
Research and development expenses     133,522    125,474      -6.0     1,101


                                    (Millions of yen millions of U.S.dollars)
                                               Nine months ended December 31
                                         2006       2007     Change     2007
                                       ------     ------     ------   ------
Capital expenditures (additions      Y312,045   Y237,864     -23.8%   $2,087
 to property, plant and equipment)
Depreciation and amortization         284,854    314,239     +10.3     2,756
 expenses*
(Depreciation expenses for           (225,969)  (242,624)     +7.4    (2,128)
 tangible assets)
Research and development expenses     396,377    383,198      -3.3     3,361

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs



Business Segment Information
----------------------------
                                  (Millions of yen, millions of U.S. dollars)
Sales and                                    Third quarter ended December 31
 operating revenue              2006             2007    Change         2007
 ---------------              ------           ------    ------       ------
 Electronics
  Customers               Y1,643,673       Y1,873,231    +14.0 %      $16,432
  Intersegment               234,085          196,202                   1,721
 ---------------              ------           ------                  ------
  Total                    1,877,758        2,069,433    +10.2         18,153

 Game
  Customers                  424,331          555,296    +30.9          4,871
  Intersegment                18,468           25,859                     227
 ---------------              ------           ------                  ------
  Total                      442,799          581,155    +31.2          5,098

 Pictures
  Customers                  296,955          223,622    -24.7          1,961
  Intersegment                     -              184                       2
 ---------------              ------           ------                  ------
  Total                      296,955          223,806    -24.6          1,963

 Financial Services
  Customers                  167,060          128,927    -22.8          1,131
  Intersegment                 5,850            6,969                      61
 ---------------              ------           ------                  ------
  Total                      172,910          135,896    -21.4          1,192

 All Other
  Customers                   75,656           77,954     +3.0            684
  Intersegment                18,369           18,059                     158
 ---------------              ------           ------                  ------
  Total                       94,025           96,013     +2.1            842

 Elimination                (276,772)        (247,273)       -         (2,169)
 ---------------              ------           ------                  ------
 Consolidated total       Y2,607,675       Y2,859,030     +9.6 %      $25,079


   Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
   All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income                2006             2007     Change         2007
(loss)
 ---------------              ------           ------     ------       ------
 Electronics                Y179,035         Y166,546     -7.0 %       $1,461
 Game                        (54,168)          12,922        -            113
 Pictures                     26,238           13,210    -49.7            116
 Financial Services           25,470           (4,169)       -            (37)
 All Other                    12,327           10,341    -16.1             91
 ---------------              ------           ------                  ------
 Total                       188,902          198,850     +5.3          1,744

 Corporate and                (9,995)          (9,492)       -            (83)
  elimination
 ---------------              ------           ------                  ------
 Consolidated total         Y178,907         Y189,358     +5.8 %       $1,661



                                   (Millions of yen, millions of U.S. dollars)
Sales and operating                             Nine months ended December 31
 revenue                        2006             2007    Change          2007
 ---------------              ------           ------    ------        ------
 Electronics
  Customers               Y4,161,339       Y4,626,053    +11.2 %      $40,579
  Intersegment               375,701          535,769                   4,700
 ---------------              ------           ------                  ------
  Total                    4,537,040        5,161,822    +13.8         45,279

 Game
  Customers                  703,928          968,437    +37.6          8,495
  Intersegment                31,680           52,724                     463
 ---------------              ------           ------                  ------
  Total                      735,608        1,021,161    +38.8          8,958

 Pictures
  Customers                  679,859          643,840     -5.3          5,648
  Intersegment                     -              960                       8
 ---------------              ------           ------                  ------
  Total                      679,859          644,800     -5.2          5,656

 Financial Services
  Customers                  447,798          457,088     +2.1          4,010
  Intersegment                17,314           21,152                     185
 ---------------              ------           ------                  ------
  Total                      465,112          478,240     +2.8          4,195

 All Other
  Customers                  213,166          223,159     +4.7          1,957
  Intersegment                50,484           52,228                     459
 ---------------              ------           ------                  ------
  Total                      263,650          275,387     +4.5          2,416

  Elimination               (475,179)        (662,833)       -         (5,815)
 ---------------              ------           ------                  ------
  Consolidated total      Y6,206,090       Y6,918,577    +11.5 %      $60,689


  Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.
  All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income
 (loss)                         2006             2007    Change          2007
 ---------------              ------           ------    ------        ------
 Electronics                Y234,481         Y357,515    +52.5 %       $3,136
 Game                       (124,498)        (112,970)       -           (991)
 Pictures                      9,796           19,159    +95.6            168
 Financial Services           54,616           52,721     -3.5            463
 All Other                    23,555           28,874    +22.6            253
 ---------------              ------           ------                  ------
 Total                       197,950          345,299    +74.4          3,029

 Corporate and               (12,828)          33,852        -            297
  elimination
 ---------------              ------           ------                  ------
 Consolidated total         Y185,122         Y379,151   +104.8 %       $3,326


Electronics Sales and Operating Revenue to
 Customers by Product Category
-----------------------------------------
                                   (Millions of yen, millions of U.S. dollars)
Sales and operating                           Third quarter ended December 31
 revenue                        2006             2007    Change          2007
 ---------------              ------           ------    ------        ------
 Audio                      Y174,689         Y192,001     +9.9 %       $1,684
 Video                       355,433          390,216     +9.8          3,423
 Televisions                 420,817          507,700    +20.6          4,453
 Information                 253,596          322,159    +27.0          2,826
  and Communications
 Semiconductors               52,199           61,534    +17.9            540
 Components                  227,588          234,375     +3.0          2,056
 Other                       159,351          165,246     +3.7          1,450
 ---------------              ------           ------                  ------
 Total                    Y1,643,673       Y1,873,231    +14.0 %      $16,432


Sales and operating                             Nine months ended December 31
 revenue                        2006             2007    Change          2007
 ---------------              ------           ------    ------        ------
 Audio                      Y412,636         Y446,490     +8.2%        $3,916
 Video                       908,534        1,043,628    +14.9          9,155
 Televisions                 934,357        1,052,209    +12.6          9,230
 Information                 687,087          823,029    +19.8          7,219
  and
 Communications
 Semiconductors              152,672          172,726    +13.1          1,515
 Components                  653,659          646,496     -1.1          5,671
 Other                       412,394          441,475     +7.1          3,873
 ---------------              ------           ------                  ------
 Total                    Y4,161,339       Y4,626,053    +11.2 %      $40,579


The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information.
The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.

Geographic Segment Information
------------------------------
                                   (Millions of yen, millions of U.S. dollars)
Sales and operating                           Third quarter ended December 31
 revenue                        2006             2007    Change          2007
 ---------------              ------           ------    ------        ------
 Japan                      Y609,734         Y565,990     -7.2 %       $4,965
 United States               763,651          758,370     -0.7          6,652
 Europe                      682,402          842,062    +23.4          7,387
 Other Areas                 551,888          692,608    +25.5          6,075
 ---------------              ------           ------                  ------
 Total                    Y2,607,675       Y2,859,030     +9.6 %      $25,079


Sales and operating                             Nine months ended December 31
 revenue                        2006             2007    Change          2007
 ---------------              ------           ------    ------        ------
 Japan                    Y1,583,365       Y1,601,121     +1.1 %      $14,045
 United States             1,691,037        1,736,896     +2.7         15,236
 Europe                    1,498,273        1,810,008    +20.8         15,877
 Other Areas               1,433,415        1,770,552    +23.5         15,531
 ---------------              ------           ------                  ------
 Total                    Y6,206,090       Y6,918,577    +11.5 %      $60,689

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.



Condensed Financial Services Financial Statements
-------------------------------------------------

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.





Condensed Balance Sheet
-----------------------
                            (Millions of yen, millions of U.S. dollars)
Financial Services                 December 31
                        --------------------------------
                                                              March 31
ASSETS                    2006         2007        2007           2007
                        ------       ------      ------         ------
Current assets:
  Cash and            Y222,442     Y212,700      $1,866       Y277,048
   cash equivalents
  Marketable           485,502      478,509       4,197        490,237
   securities
  Other                303,162      629,292       5,520        321,969
                        ------       ------      ------         ------
                     1,011,106    1,320,501      11,583      1,089,254

Investments and      3,298,833    3,688,169      32,352      3,347,897
 advances
Property, plant         39,214       38,336         336         38,671
 and equipment
Other assets:
  Deferred             394,527      399,591       3,505        394,117
   insurance
   acquisition
   costs
  Other                107,280      101,687         893        107,703
                        ------       ------      ------         ------
                       501,807      501,278       4,398        501,820
                        ------       ------      ------         ------
                    Y4,850,960   Y5,548,284     $48,669     Y4,977,642

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term           Y69,563      Y73,283        $643        Y48,688
   borrowings
  Notes and             14,935       17,112         150         13,159
   accounts payable,
   trade
  Deposits from        717,528      980,604       8,602        752,367
   customers in the
   banking business
  Other                134,785      209,565       1,838        143,245
                        ------       ------      ------         ------
                       936,811    1,280,564      11,233        957,459

Long-term liabilities:
 Long-term             131,671      114,929       1,008        129,484
  debt
 Accrued                13,038        6,422          56          8,773
  pension and
  severance costs
 Future              2,960,559    3,245,753      28,472      3,037,666
  insurance policy
  benefits and other
 Other                 198,987      215,809       1,893        204,317
                        ------       ------      ------         ------
                     3,304,255    3,582,913      31,429      3,380,240

Minority interest        4,587        4,226          37          5,145
 in consolidated
 subsidiaries
Stockholders'          605,307      680,581       5,970        634,798
 equity
                        ------       ------      ------         ------
                    Y4,850,960   Y5,548,284     $48,669     Y4,977,642


                            (Millions of yen, millions of U.S. dollars)
Sony without Financial             December 31
 Services                 -----------------------------
                                                              March 31
                          2006         2007        2007           2007
                        ------       ------      ------         ------
  ASSETS
Current assets:
 Cash and cash        Y510,881     Y811,173      $7,115       Y522,851
  equivalents
 Marketable              3,083        3,004          27          3,078
  securities
 Notes and           1,676,464    1,609,327      14,117      1,343,128
  accounts
  receivable,
  trade
Other                1,692,507    1,854,875      16,271      1,625,914
                        ------       ------      ------         ------
                     3,882,935    4,278,379      37,530      3,494,971

Film costs             337,616      329,920       2,894        308,694
Investments and        614,597      607,488       5,329        623,342
 advances
Investments in         187,400      116,843       1,025        187,400
 Financial
 Services, at cost
Property, plant      1,412,900    1,394,912      12,236      1,382,860
 and equipment
Other assets         1,029,913    1,216,533      10,671      1,100,795
                        ------       ------      ------         ------
                    Y7,465,361   Y7,944,075     $69,685     Y7,098,062

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Short-term           Y338,052     Y444,711      $3,901        Y80,944
  borrowings
 Notes and           1,160,617    1,234,036      10,825      1,167,324
  accounts
  payable,
  trade
 Other               1,387,184    1,569,936      13,771      1,392,333
                        ------       ------      ------         ------
                     2,885,853    3,248,683      28,497      2,640,601

Long-term
 liabilities:
 Long-term             927,711      661,393       5,802        925,259
  debt
 Accrued               157,463      172,930       1,517        164,701
  pension and
  severance
  costs
 Other                 415,043      429,811       3,770        410,354
                        ------       ------      ------         ------
                     1,500,217    1,264,134      11,089      1,500,314

Minority interest       36,363       38,538         338         32,808
 in consolidated
 subsidiaries
Stockholders'        3,042,928    3,392,720      29,761      2,924,339
 equity
                        ------       ------      ------         ------
                    Y7,465,361   Y7,944,075     $69,685     Y7,098,062

                            (Millions of yen, millions of U.S. dollars)
Consolidated                        December 31               March 31
                        -------------------------------       --------
ASSETS                    2006         2007        2007           2007
                        ------       ------      ------         ------
Current assets:
 Cash and cash        Y733,323   Y1,023,873      $8,981       Y799,899
  equivalents
 Marketable            488,585      481,513       4,224        493,315
  securities
 Notes and           1,698,575    1,615,443      14,171      1,369,777
  accounts
  receivable,
  trade
 Other               1,919,669    2,434,527      21,355      1,883,732
                        ------       ------      ------         ------
                     4,840,152    5,555,356      48,731      4,546,723

Film costs             337,616      329,920       2,894        308,694
Investments and      3,828,406    4,227,205      37,081      3,888,736
 advances
Property, plant      1,452,113    1,433,248      12,572      1,421,531
 and equipment
Other assets:
 Deferred              394,527      399,591       3,505        394,117
  insurance
  acquisition
  costs
 Other               1,088,047    1,271,193      11,151      1,156,561
                        ------       ------      ------         ------
                     1,482,574    1,670,784      14,656      1,550,678
                        ------       ------      ------         ------
                   Y11,940,861  Y13,216,513    $115,934    Y11,716,362
                        ------       ------      ------         ------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Short-term           Y361,507     Y476,060      $4,176        Y95,461
  borrowings
 Notes and           1,174,004    1,249,761      10,963      1,179,694
  accounts
  payable, trade
 Deposits from         717,528      980,604       8,602        752,367
  customers in
  the banking
  business
 Other               1,506,534    1,772,555      15,548      1,524,330
                        ------       ------      ------         ------
                     3,759,573    4,478,980      39,289      3,551,852

Long-term liabilities:
 Long-term           1,003,159      737,534       6,470      1,001,005
  debt
 Accrued               170,501      179,352       1,573        173,474
  pension and
  severance
  costs
 Future              2,960,559    3,245,753      28,472      3,037,666
  insurance
  policy
  benefits and
  other
 Other                 545,301      575,689       5,049        542,691
                        ------       ------      ------         ------
                     4,679,520    4,738,328      41,564      4,754,836

Minority interest       41,967      296,823       2,604         38,970
 in consolidated
 subsidiaries
Stockholders'        3,459,801    3,702,382      32,477      3,370,704
 equity
                        ------       ------      ------         ------
                   Y11,940,861  Y13,216,513    $115,934    Y11,716,362



Condensed Statements of Income
------------------------------

Financial Services          (Millions of yen, millions of U.S. dollars)
                                       Third quarter ended December 31
                          2006         2007      Change           2007
                        ------       ------      ------         ------
Financial service     Y172,910     Y135,896       -21.4 %       $1,192
 revenue
Financial service      147,440      140,065        -5.0          1,229
 expenses
                        ------       ------                     ------
Operating income        25,470       (4,169)          -            (37)
 (loss)
Other income             5,893         (375)          -             (3)
 (expenses), net
                        ------       ------                     ------
Income before           31,363       (4,544)          -            (40)
 income taxes
 (loss)
Income taxes and        11,868       (1,950)          -            (17)
 other
                        ------       ------                     ------
Net income (loss)      Y19,495      Y(2,594)          - %         $(23)


Sony without Financial
 Services                   (Millions of yen, millions of U.S. dollars)
                                       Third quarter ended December 31
                          2006         2007      Change           2007
                        ------       ------      ------         ------
Net sales and       Y2,442,878   Y2,730,374       +11.8 %      $23,951
 operating revenue
Costs and            2,289,791    2,537,337       +10.8         22,258
 expenses
                        ------       ------                     ------
Operating income       153,087      193,037       +26.1          1,693
Other income            (4,634)     100,012           -            878
 (expenses), net
                        ------       ------                     ------
Income before          148,453      293,049       +97.4          2,571
 income taxes
Income taxes and         8,031       90,196    +1,023.1            792
 other
                        ------       ------                     ------
Net income            Y140,422     Y202,853       +44.5 %       $1,779

                            (Millions of yen, millions of U.S. dollars)
Consolidated                           Third quarter ended December 31
                          2006         2007      Change           2007
                        ------       ------      ------         ------
Financial service     Y167,060     Y128,927       -22.8 %       $1,131
 revenue
Net sales and        2,440,615    2,730,103       +11.9         23,948
 operating revenue
                        ------       ------                     ------
                     2,607,675    2,859,030        +9.6         25,079
Costs and            2,428,768    2,669,672        +9.9         23,418
 expenses
                        ------       ------                     ------
Operating income       178,907      189,358        +5.8          1,661
Other income, net          908       99,110   +10,815.2            869
                        ------       ------                     ------
Income before          179,815      288,468       +60.4          2,530
 income taxes
Income taxes and        19,898       88,247      +343.5            774
 other
                        ------       ------                     ------
Net income            Y159,917     Y200,221       +25.2 %       $1,756



                            (Millions of yen, millions of U.S. dollars)
 Financial Services                      Nine months ended December 31
                          2006         2007      Change           2007
                        ------       ------      ------         ------
Financial service     Y465,112     Y478,240       +2.8 %        $4,195
 revenue
Financial service      410,496      425,519       +3.7           3,732
 expenses
                        ------       ------                     ------
Operating income        54,616       52,721       -3.5             463
Other income             5,698         (530)         -              (5)
 (expenses), net
                        ------       ------                     ------
Income before           60,314       52,191      -13.5             458
 income taxes
Income taxes and        21,794       23,506       +7.9             206
 other
                        ------       ------                     ------
Net income             Y38,520      Y28,685      -25.5 %          $252

                            (Millions of yen, millions of U.S. dollars)
Sony without Financial                   Nine months ended December 31
 Services                 2006         2007      Change           2007
                        ------       ------      ------         ------
Net sales and       Y5,765,255   Y6,466,499       +12.2 %      $56,724
 operating revenue
Costs and expenses   5,635,762    6,141,358       +9.0          53,872
                        ------       ------                     ------
Operating income       129,493      325,141     +151.1           2,852
Other income, net       24,025       89,429     +272.2             785
                        ------       ------                     ------
Income before          153,518      414,570     +170.0           3,637
 income taxes
Income taxes and        (8,125)      96,253          -             845
 other
                        ------       ------                     ------
Net income            Y161,643     Y318,317      +96.9 %        $2,792

                            (Millions of yen, millions of U.S. dollars)
Consolidated                             Nine months ended December 31
                          2006         2007      Change           2007
                        ------       ------      ------         ------
Financial service     Y447,798     Y457,088      +2.1 %         $4,010
 revenue
Net sales and        5,758,292    6,461,489      +12.2          56,679
 operating revenue
                        ------       ------                     ------
                     6,206,090    6,918,577      +11.5          60,689
Costs and expenses   6,020,968    6,539,426       +8.6          57,363
                        ------       ------                     ------
Operating income       185,122      379,151     +104.8           3,326
Other income, net       22,599       80,999     +258.4             710
                        ------       ------                     ------
Income before          207,721      460,150     +121.5           4,036
 income taxes
Income taxes and        13,833      119,759     +765.7           1,050
 other
                        ------       ------                     ------
Net income            Y193,888     Y340,391      +75.6 %        $2,986



Condensed Statements of Cash Flows
----------------------------------
                             (Millions of yen, millions of U.S. dollars)
Financial Services                        Nine months ended December 31
                                   2006             2007           2007
                                -------          -------        -------
Net cash provided by           Y170,258         Y164,084         $1,439
 operating activities
Net cash used in               (199,042)        (563,239)        (4,940)
 investing activities
Net cash provided by            133,596          334,807          2,937
 financing activities
                                -------          -------        -------
Net increase                    104,812          (64,348)          (564)
 (decrease) in cash
 and cash equivalents
Cash and cash                   117,630          277,048          2,430
 equivalents at
 beginning of the
 fiscal year
                                -------          -------        -------
Cash and cash                  Y222,442         Y212,700         $1,866
 equivalents at the
 end of the period              -------          -------        -------

                              (Millions of yen, millions of U.S. dollars)
Sony without Financial                    Nine months ended December 31
 Services
                                   2006             2007           2007
                                -------          -------        -------
Net cash provided by           Y(11,574)        Y179,477         $1,574
 (used in) operating
 activities
Net cash provided by           (374,679)          31,170            273
 (used in) investing
 activities
Net cash provided by            305,602           84,376            740
 financing activities
Effect of exchange                6,064           (6,701)           (59)
 rate changes on cash
 and cash equivalents
                                -------          -------        -------
Net increase                    (74,587)         288,322          2,528
 (decrease) in cash
 and cash equivalents
Cash and cash                   585,468          522,851          4,587
 equivalents at
 beginning of the
 fiscal year
                                -------          -------        -------
Cash and cash                  Y510,881         Y811,173         $7,115
 equivalents at the
 end of the period

                             (Millions of yen, millions of U.S. dollars)
Consolidated                              Nine months ended December 31
                                   2006             2007           2007
                                -------          -------        -------
Net cash provided by           Y156,825         Y338,607         $2,970
 operating activities
Net cash used in               (567,385)        (535,906)        (4,701)
 investing activities
Net cash provided by            434,721          427,974          3,754
 financing activities
Effect of exchange                6,064           (6,701)           (59)
 rate changes on cash
 and cash equivalents
                                -------          -------        -------
Net increase in cash             30,225          223,974          1,964
 and cash equivalents
Cash and cash equivalents       703,098          799,899          7,017
 at beginning of the fiscal
 year
                                -------          -------        -------
Cash and cash                  Y733,323       Y1,023,873         $8,981
 equivalents at the
 end of the period



Investor Relations Contacts:
---------------------------


Tokyo                   New York                      London
Tatsuyuki Sonoda        Sam Levenson/Justin Hill/     Shinji Tomita
                        Miki Emura
+81-(0)3-6748-2180      +1-212-833-6722               +44-(0)20-7444-9713

Home Page: http://www.sony.net/IR/